UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   June 7, 2002

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-33049	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 5.   Other Events.

Exhibits 99.1 and 99.2, attached hereto, are hereby incorporated by reference.

Item 7.   Financial Statements and Exhibits.
(c) Exhibits

Exhibit No.	Description of Exhibit	Reference
99.1	Pro forma Pepco Holdings, Inc. unaudited combined financial information for the year ended December 31, 2001.	Filed herewith.
99.2	Pro forma Pepco Holdings, Inc. unaudited combined financial information for the three months ended March 31, 2002.	Filed herewith.

Signatures

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Pepco Holdings, Inc.
(Registrant)

By: D.R. WRAASE
Dennis R. Wraase
President

June 7, 2002
   DATE